Technologies Scan Corp.
14517 Joseph-Marc-Vermette, Mirabel
Quebec, Canada, J7J 1X2

October 21, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attn:          Evan S. Jacobson

Re:             Technologies Scan Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 12, 2011
File No. 333-173569

Dear Mr. Jacobson:

On behalf of Technologies Scan Corp., a Nevada corporation (the “Company”), and in response to your letter dated September 8, 2011, regarding the Company’s Amendment No. 1 to Form S-1 (“Form S-1”) filed August 12, 2011 with the Securities and Exchange Commission (“Commission”), the Company filed Amendment No. 2 to Form S-1 (“Amendment No. 2”) on or about the date of this letter.  As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

General

1.	Please update your financial statements and related disclosure pursuant to Rule 8-08 of Regulation S-X.

Response:  The Company has updated its financial statements and its disclosure elsewhere in the registration statement to include its financial statements for the quarter ended June 30, 2011 pursuant to Rule 8-08 of Regulation S-X.

Risk Factors

“We will be subject to the Section 15(d) reporting requirements…,” page 7

2.	We note your response to prior comment 4. Please delete the second bullet point on page 7; Section 15(d) registrants are subject to Exchange Act Rule 13e-3. See Exchange Act Rule 13e-3(a)(3)(ii)(A).

Response:  The Company has deleted the second bullet point on page 7.

“If we have less than 300 shareholders at our next fiscal year…,” page 7

3.
We note your response to prior comment 5. Please revise your references to “less than 300 shareholders” to refer to less than 300 “holders of record.” See Section 15(d) of the Exchange Act. In addition, specify the kinds of reports you will not be required to file if your Section 15(d) filing obligation is suspended, i.e., annual reports on Form 10-K for the fiscal years subsequent to suspension, quarterly reports on Form 10-Q, and current reports on Form 8-K.

Response:  The Company has revised references to “less than 300 shareholders” to refer to less than 300 “holders of record.”  In addition, the Company has specified the kinds of reports it will not be required to file if its Section 15(d) filing obligation is suspended, i.e., annual reports on Form 10-K for the fiscal years subsequent to suspension, quarterly reports on Form 10-Q, and current reports on Form 8-K.

“Management lacks any formal training or experience…,” page 7

4.
We note your response to prior comment 7. This risk factor indicates that your management “lacks any experience in researching and developing technology.” Given this statement, please explain how, as claimed elsewhere in your prospectus, you developed full software and databases for pharmacy products and finished developing the Infoscan hardware device. In addition, revise to address management’s apparent lack of experience with pharmacy products.

Response:  The Company has revised its disclosure in the sections entitled Our Business on page 4 and page 15 to disclose that it has developed full software and databases for pharmacy products by gathering relevant information from the pharmacy industry and preparing the information for programming by its software consultants.  Additionally, the Company has revised the risk factor on page 7 to address management’s lack of experience with pharmacy products.

Description of Business

Sales of Marketing, page 16

5.	We note your response to prior comment 13. Please revise the first bullet point to disclose whether your management has any contacts relevant to your business.

Response:  The Company has revised the first bullet point to disclose that the management has contacts relevant to its business.

Suppliers, page 16

6.
We note your response to prior comment 14 and your disclosure that you have developed “ongoing relationships” with suppliers for computer hardware products that are similar to the Infoscan. Please revise to briefly describe the nature of these ongoing relationships.

Response: The Company has revised its disclosure in the section entitled Suppliers to briefly describe the nature of its ongoing relationship with a supplier of touch screen devices.

Certain Relationships and Related Transactions, page 19

7.
Please revise to disclose the name of the director that has loaned you $69,538. See Items 404(a)(1) and 404(d)(1) of Regulation S-K. In addition, please file any document evidencing the loan as an exhibit. See Item 601(b)(10) of Regulation S-K.

Response: The Company has revised its disclosure in the section entitled Certain Relationships and Related Transactions to disclose that it has received advances from two related parties: $6,538 from Ghlislaine St-Hilaire, one of the Company’s directors, and $42,000 from Simon Pomerleau, one of the Company’s shareholders.  There are no documents evidencing these loans and therefore no documents have been filed as exhibits.

Executive Compensation, page 21

8.	We note your response to prior comment 16. Please revise to explain how you determined the amount of stock compensation awarded to each of your officers. See Item 402(o) of Regulation S-K.

Response: The Company has revised its disclosure in the section entitled Executive Compensation to specify that stock compensation awarded to each officer was based on the determination of the Company’s board of directors as to the value of the services provided.

Exhibit 5.0

9.	Your legal opinion is dated April 18, 2011. Please file a current legal opinion with your amended filing.

Response:  The Company has filed a current legal opinion with its amended filing as Exhibit 5.

Hopefully, this enclosed response letter and Amendment No. 2 adequately address the issues raised in your comment letter dated September 8, 2011.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Technologies Scan Corp.

/s/ Ghislaine St-Hilaire
Ghislaine St-Hilaire
President